UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 10)

51job, Inc.

(Name of Issuer)

Common Shares, par value US$0.0001 per share**

American Depositary Shares, each representing one Common Share

(Title of Class of Securities)

316827104***

(CUSIP Number)

Rick Yan

Building 3

No. 1387, Zhang Dong Road

Shanghai 201203

People’s Republic of China

+86-21-6160-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading but only in connection with the listing of American depositary shares on the NASDAQ Global Select Market.

*** CUSIP number of the American Depositary Shares, each representing one Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 316827104

1.		Names of Reporting Persons. Rick Yan
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Hong Kong SAR, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,711,264*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,711,264*
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 12,711,264*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 18.6%**
14.		Type of Reporting Person (See Instructions) IN

*	Consists of: (i) 11,315,815 common shares and 544,449 common shares in the form of ADSs (as defined below) held by RY Holdings Inc.; (ii) 20,000 common shares in the form of ADSs held by the Reporting Person (as defined below); and (iii) 831,000 common shares in the form of ADSs issuable to the Reporting Person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
**	Percentage calculated based on 68,268,209 common shares deemed to be outstanding with respect to the Reporting Person, which consists of: (i) 67,437,209 common shares outstanding as of September 30, 2021; and (ii) 831,000 common shares in the form of ADSs issuable to the Reporting Person upon the exercise of vested options within 60 days after the date hereof. See Item 5.

This Amendment No. 10 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Rick Yan (“Mr. Yan” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2006 (the “Original Schedule”) as amended by Amendments No. 1 through 9 (the Original Schedule as so amended, the “Schedule 13D”) with respect to common shares, par value $0.0001 per share (“Common Shares”), of 51job, Inc. (the “Issuer”), including Common Shares represented by American depositary shares (“ADSs”), each ADS representing one Common Share. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

The descriptions of Amendment No. 1 (as defined below), the Amended and Restated Equity Commitment Letters (as defined below), the Amendment to the Interim Investors Agreement (as defined below), the Amendment to the Recruit Support Agreement (as defined below), the Amended and Restated RY Limited Guarantee (as defined below), the Acquisition Facilities Amendment Agreement (as defined below) and the RY Facility Amendment Agreement (as defined below) are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On March 1, 2022, in connection with the Proposed Revised Transaction, the Issuer and Merger Sub entered into an amendment to the Merger Agreement (“Amendment No. 1”), pursuant to which the consideration payable per Common Share or per ADS in the Merger was reduced from US$79.05 to US$61.00, and certain other terms of the Merger Agreement were amended.

As a result of the amendment of the Merger Agreement, it is anticipated that approximately US$2.0 billion will be expended to complete the Merger. This amount includes (a) the estimated funds required to (i) purchase the outstanding Common Shares (including Common Shares represented by ADSs) not owned by the Continuing Shareholders at a purchase price of US$61.00 per Common Share or US$61.00 per ADS, and (ii) settle outstanding options in accordance with the terms of the Merger Agreement, as amended, and (b) the estimated transaction costs associated with the Transactions.

The Transactions will be funded through a combination of (i) the proceeds from a committed senior term loan facility and two committed offshore cash bridge facilities contemplated by the Acquisition Facilities Agreement, as amended, (ii) cash contributions contemplated by amended and restated equity commitment letters, each dated as of March 1, 2022, by and between Merger Sub and the Equity Investors, which amended and restated in their entirety the Equity Commitment Letters (as so amended and restated and as may be further amended from time to time, the “Amended and Restated Equity Commitment Letters”), (iii) cash in the Issuer and its subsidiaries, and (iv) the Common Shares held by the Continuing Shareholders, which will not be cancelled in the Merger and will remain outstanding and continue to exist without interruption following the Merger.

Under the terms and subject to the conditions of the Amended and Restated Equity Commitment Letter delivered by the RY Entities, which amended and restated in its entirety the RY Equity Commitment Letter (as so amended and restated and as may be further amended from time to time, the “Amended and Restated RY Equity Commitment Letter”), the RY Entities will provide, or cause to be provided, equity financing to Merger Sub in an amount of US$125,825,798 in connection with the Transactions. The RY Entities anticipate funding the equity contribution contemplated by the Amended and Restated RY Equity Commitment Letter with the proceeds of the term loan facility contemplated by the RY Facility Agreement.

Under the terms and subject to the conditions of the Amended and Restated Equity Commitment Letter delivered by 51 Elevate, which amended and restated in its entirety the 51 Elevate Equity Commitment Letter (as so amended and restated and as may be further amended from time to time, the “Amended and Restated 51 Elevate Equity Commitment Letter”), 51 Elevate will provide, or cause to be provided, equity financing to Merger Sub in an amount of US$4,270,000 in connection with the Transactions.

Concurrently with the execution of Amendment No. 1, (i) Mr. Yan, RY Holdings, RY Elevate, Recruit, Oriental Poppy Limited, Ocean Ascend Limited, 51 Elevate and Merger Sub entered into an amendment to the Interim Investors Agreement (the “Amendment to the Interim Investors Agreement”), which provides for certain amendments to the Interim Investors Agreement, and (ii) Merger Sub, Recruit, Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate entered into an amendment to the Recruit Support Agreement (the “Amendment to the Recruit Support Agreement”), which provides for certain amendments to the Recruit Support Agreement. Pursuant to the Amendment to the Recruit Support Agreement, (i) Recruit will purchase and subscribe for a convertible bond issued by the Surviving Company in consideration for the repurchase by the Surviving Company of 3,699,424 class A ordinary shares of the Surviving Company, and (ii) on the first business day following the Effective Time, Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate will purchase from Recruit an aggregate of 4,983,857 class A ordinary shares of the Surviving Company at the same price of US$61.00 per share paid for Common Shares in the Merger.

Concurrently with the execution of Amendment No. 1, the RY Entities executed and delivered an amended and restated limited guarantee, which amended and restated in its entirety the RY Limited Guarantee (as so amended and restated and as may be further amended from time to time, the “Amended and Restated RY Limited Guarantee”), in favor of the Issuer with respect to a portion of the payment obligations of Merger Sub under the Merger Agreement, as amended, for the termination fee that may become payable to the Issuer by Merger Sub under certain circumstances and certain costs and expenses as set forth in the Merger Agreement, as amended.

Concurrently with the execution of Amendment No. 1, (i) Merger Sub, CMB (as sole original mandated lead arranger, original lender, agent and security agent) and Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch (as joint mandated lead arranger and original lender) entered into an amendment agreement (the “Acquisition Facilities Amendment Agreement”), which provides for certain amendments to the Acquisition Facilities Agreement, and (ii) RY Elevate and CMB (as mandated lead arranger, lender, agent and security agent) entered into an amendment agreement (the “RY Facility Amendment Agreement”), which provides for certain amendments to the RY Facility Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1, the Amended and Restated RY Equity Commitment Letter, the Amended and Restated 51 Elevate Equity Commitment Letter, the Amendment to the Interim Investors Agreement, the Amendment to the Recruit Support Agreement, the Amended and Restated RY Limited Guarantee, the Acquisition Facilities Amendment Agreement and the RY Facility Amendment Agreement, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8, respectively, and which are incorporated herein by reference in their entirety.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Person to Rows 7 through 13 of the cover page of this Amendment are incorporated herein by reference. As of the date hereof, Mr. Yan may be deemed to beneficially own, and have sole voting and dispositive power with respect to, an aggregate of 12,711,264 Common Shares, consisting of: (i) 11,315,815 Common Shares and 544,449 Common Shares in the form of ADSs held by RY Holdings; (ii) 20,000 Common Shares in the form of ADSs held by Mr. Yan; and (iii) 831,000 Common Shares in the form of ADSs issuable to Mr. Yan upon the exercise of vested options within 60 days after the date hereof, collectively representing approximately 18.6% of the 68,268,209 Common Shares deemed to be outstanding with respect to the Reporting Person, which consists of: (i) 67,437,209 Common Shares outstanding as of September 30, 2021, as set forth in the Issuer’s unaudited financial results for the third quarter of 2021 furnished to the SEC on Form 6-K on December 16, 2021; and (ii) 831,000 Common Shares in the form of ADSs issuable to Mr. Yan upon the exercise of vested options within 60 days after the date hereof.

The Reporting Person may be deemed to have formed a “group” with the Continuing Shareholders pursuant to Section 13(d) of the Exchange Act as a result of their actions in respect of the Merger. However, the Reporting Person expressly disclaims beneficial ownership for all purposes of the Common Shares and ADSs beneficially owned (or deemed to be beneficially owned) by the Continuing Shareholders (other than the Common Shares and ADSs owned by the Reporting Person and RY Holdings). The Reporting Person is only responsible for the information contained in the Schedule 13D and this Amendment and assumes no responsibility for information contained in any other Schedule 13D (or any amendment thereto) filed by any Continuing Shareholder (other than the Reporting Person) or any of its affiliates.

(c) Except as disclosed elsewhere in this Amendment or as previously reported in the Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares (including Common Shares in the form of ADSs) during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1	Amendment No. 1, dated March 1, 2022.

Exhibit 99.2	Amended and Restated RY Equity Commitment Letter, dated March 1, 2022.

Exhibit 99.3	Amended and Restated 51 Elevate Equity Commitment Letter, dated March 1, 2022.

Exhibit 99.4	Amendment to the Interim Investors Agreement, dated March 1, 2022.

Exhibit 99.5	Amendment to the Recruit Support Agreement, dated March 1, 2022.

Exhibit 99.6	Amended and Restated RY Limited Guarantee, dated March 1, 2022.

Exhibit 99.7	Acquisition Facilities Amendment Agreement, dated March 1, 2022.

Exhibit 99.8	RY Facility Amendment Agreement, dated March 1, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2022

Rick Yan

/s/ Rick Yan